The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

September 13, 2011

Mr. Robert Carroll
U.S. Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549
Phone: (202) 551-3740
Fax: (703) 813-6982

Re:	Lucas Energy, Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 1-32508

Dear Mr. Carroll:

Lucas Energy, Inc. (the “Company”) is in receipt of your comment letter dated September 13, 2011 and hereby responds to the letter by informing the Commission that the Company plans to provide the requested response to the Commission on or before October 11, 2011.

If you have any questions regarding the information provided above, feel free to contact me at (713) 524-4110.

Very truly yours,

/s/ John S. Gillies
John S. Gillies
Associate